ICON ECI FUND SIXTEEN

3 Park Avenue, 36th Floor

New York, New York 10016

VIA EDGAR

June 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	ICON ECI Fund Sixteen

Registration Statement on Form S-1

File No. 333-185144

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON ECI Fund Sixteen (the “Fund”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 9:30 a.m. Eastern daylight time on July 1, 2013, or as soon as practicable thereafter.

Pursuant to your letter to the Fund of December 14, 2012, in connection with this request for acceleration of effectiveness, the Fund acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ICON ECI Fund Sixteen

By:	ICON MT 16, LLC, its Managing Owner

	By:	/s/ Michael A. Reisner
Michael A. Reisner
Co-Chief Executive Officer, Co-President and Director

cc: Deborah S. Froling, Esq., Arent Fox LLP